UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-41901

J-Long Group Limited
(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On June 20, 2025, J-Long Group Limited (the “Company”) issued a notice (the “Notice”) of the Company’s Extraordinary General Meeting (the “EGM”), noting the EGM was to be held at 11:00 a.m. (UTC+8:00 (HKT)), on July 3, 2025, at Flat F, 8/F, Houston Industrial Building 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong and virtually at https://teams.microsoft.com/l/meetup-join/19%3ameeting_Mzc0Yjg4NjMtNjgwMC00YTFlLThlODQtYTg5NjY4ZjU1Mzhl%40thread.v2/0?context=%7b%22Tid%22%3a%227feca751-3788-4893-8bf5-66f40312825f%22%2c%22Oid%22%3a%220d37b1a4-fe0c-4017-adbe-1055b60bcb02%22%7d, to consider the following resolutions (the “Resolutions”):

1.	“That:

(a)	the re-designation and re-classification of all of the 136,000,000 ordinary shares of a par value US$0.000375 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 133,000,000 class A ordinary shares of a par value US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 class B ordinary shares of a par value US$0.000375 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into USD51,000.00 divided into 133,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 3,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (the “Share Re-Designation”);

(b)	upon the Share Re-Designation becoming effective, the currently issued 3,761,701 ordinary shares of a par value US$0.000375 each in the Company will be re-designated and re-classified into 1,652,701 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 2,109,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the table below: (c) the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

Name of Shareholder	Number of Existing Shares held	Name of Class A Ordinary Shares to be held upon the Share Re-Designation becoming effective	Number of Class B Ordinary Shares to be held upon the Share Re-Designation becoming effective
Danny Tze Ching Wong	1,809,000	N/A	1,809,000
Edwin Chun Yin Wong	300,000	N/A	300,000
CEDE & CO	1,652,701	1,652,701	N/A

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

2.	“That upon the Share Re-Designation becoming effective,:

(a)	the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

On July 3, 2025, the Company disclosed that it had convened the EGM on July 2, 2025 at 11:00 a.m. (UTC+8:00 (HKT)), at Flat F, 8/F, Houston Industrial Building 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong and virtually at https://teams.microsoft.com/l/meetup-join/19%3ameeting_Mzc0Yjg4NjMtNjgwMC00YTFlLThlODQtYTg5NjY4ZjU1Mzhl%40thread.v2/0?context=%7b%22Tid%22%3a%227feca751-3788-4893-8bf5-66f40312825f%22%2c%22Oid%22%3a%220d37b1a4-fe0c-4017-adbe-1055b60bcb02%22%7d, to consider the Resolutions.

The Board convened a board meeting on July 11, 2025, where, among other things, it considered the validity of the EGM and the resolutions passed thereat, and resolved that due to the date the EGM was held being different from the date set out in the Notice, the EGM and the resolutions passed thereat were invalid and that, if for any reason the validity of the resolutions passed thereat were to be asserted by any person, the Board resolved that all of the resolutions passed at the EGM were invalid and the Company will convene another extraordinary general meeting to approve the Resolutions.

The Company has determined that the EGM was invalid and is seeking to inform its shareholders that the EGM which was purportedly convened for July 2, 2025 has not in fact been duly convened and that any notices received by the shareholders in respect of an EGM are invalid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Name:	Wong Edwin Chun Yin
Title:	Chief Executive Officer and Director

Date: July 14, 2025

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